Exhibit 21.1

Subsidiaries of Noranda Aluminum Holding Corporation

and Noranda Aluminum Acquisition Corporation

Wholly owned subsidiaries (as of January 31, 2008):

Name	Jurisdiction of Incorporation

Noranda Aluminum Acquisition Corporation	Delaware

Noranda Intermediate Holding Corporation	Delaware

Noranda Aluminum, Inc.	Delaware

Norandal USA, Inc.	Delaware

Gramercy Alumina Holdings Inc.	Delaware